Suite 1509 15/F Jardine House 1 Connaught Place Central, Hong Kong Phone: 852-3972-4955 Fax: 852-3972-4999 Website: www.wsgr.com	香港中環 康樂廣場一號 怡和大廈15樓 1509室 電話: 852-3972-4955 傳真: 852-3972-4999 網址: www.wsgr.com

Confidential	December 20, 2021

Mr. Alexandra Barone

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BIT Mining Limited (CIK No. 0001517496) Response to the Staff’s Comments on Amendment No.4 to the Registration Statement on Form F-3 (Registration No. 333-258329) Filed on December 9, 2021

Dear Mr. Barone and Mr. Kauten,

On behalf of our client, BIT Mining Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 16, 2021 on the Company’s Amendment No.4 to the Registration Statement on Form F-3 (Registration No. 333-258329) filed with the Commission on December 9, 2021 (the “Amendment No.4”). Concurrently with the submission of this letter, the Company is filing with the Commission Amendment No.5 to the Registration Statement (the “Amendment No.5”) and certain exhibits via EDGAR for Staff’s review.

As per the updated disclosure in the Amendment No. 5, we respectfully submit for your attention that the Company has migrated its crypto mining business to non-PRC jurisdictions and no longer has any revenue-generating operation in the PRC.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.5 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.5. To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No.5, marked to show changes to the Amendment No.4, and two copies of the submitted exhibits.

Our Company, page 5

1.	We note your disclosure that you primarily mine Bitcoin and Ethereum cryptocurrencies and that you hold digital assets which primarily consist of Bitcoin, Ethereum and Dogecoin. Provide a detailed description of the process and framework that you will use to determine whether any digital assets that you may hold or acquire are securities as defined in Section 2(a)(1) of the Securities Act of 1933.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 13 and 14 of the Amendment No.5.

Wilson Sonsini Goodrich & Rosati

威爾遜‧桑西尼‧古奇‧羅沙迪律師事務所

Partners 合夥人: Weiheng Chen 陳煒恒, Dan Ouyang 歐陽丹*, Wanda Woo 胡芷筠, Winfield Lau 劉泳暉

*Not Resident in Hong Kong

austin      beijing       boston       brussels       hong kong       london       los angeles       new york       palo alto
san diego       san francisco       seattle       shanghai       washington, dc       wilmington, de

2.	Please identify each specific digital asset that you mine or hold. To the extent you hold digital assets other than those that are mined please disclose how they were acquired and the purpose of holding them. In this regard, we note that you hold a significant amount of Dogecoin but it is not clear whether it was mined or otherwise acquired.

The Company respectfully advises the Staff that the Company primarily mines Bitcoin and Ethereum through its cryptocurrency mining business. The Company receives other types of cryptocurrencies, including Dogecoin, as commission of its mining pool operation, and it temporarily holds cryptocurrencies mined by its mining pool customers prior to allocating these cryptocurrencies to customers in accordance with their respective computing power contribution. The Company does not purchase digital assets from third parties. In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 6 of the Amendment No.5.

Risk Factors, page 5

3.	Please describe your security and custody arrangements for the digital assets you hold including how you intend to validate existence, exclusive ownership and software functionality of private digital asset keys and other ownership records.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 14 of the Amendment No.5.

4.	Add a risk factor addressing that a particular digital asset’s status as a security in any relevant jurisdiction is subject to a high degree of uncertainty. Your disclosure should acknowledge that there is currently no certainty under the applicable legal test that such assets are not securities. Also, discuss the potential consequences, including legal or regulatory action, in the event a regulatory authority or court were to determine that any such asset is a security under the applicable legal framework.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 14 of the Amendment No.5.

***

If you have any questions regarding the Amendment No. 5 to Registration Statement, please contact us via e-mail at rblake@wsgr.com and keli@wsgr.com.

Very truly yours,

/s/ Weiheng Chen
Weiheng Chen

Enclosures

cc:

Xianfeng Yang, Chief Executive Officer, BIT Mining Limited

Richard C. Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation